SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
ADAGIO THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
00534A102
(CUSIP Number)
Christopher Cox
Population Health Partners, L.P.
1200 Morris Turnpike, Suite 3005
Short Hills, NJ 07078
(212) 993-3113
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 22, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. 00534A102	13D
1	NAMES OF REPORTING PERSONS Population Health Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 359,662 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 359,662 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,662 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .33% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN
(1)
All shares are held of record by PH III (as defined in Item 2(a) of the Original 13D). PH III GP (as defined in Item 2(a) of the Original 13D) is the general partner of PH III and PH III GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH III GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)
Based on 109,740,173 shares of Common Stock (as defined in Item 1 of the Original 13D) outstanding as of June 2, 2022, as reported by the Issuer in its Schedule 14C Definitive Information Statement filed with the Commission (as defined in the Original 13D) on June 2, 2022 (the “Information Statement”).

CUSIP No. 00534A102	13D
1	NAMES OF REPORTING PERSONS Population Health Equity Partners III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 359,662 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 359,662 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,662 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .33% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO
(1)
All shares are held of record by PH III. PH III GP is the general partner of PH III and PH III GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH III GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D
1	NAMES OF REPORTING PERSONS Population Health Equity Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 320,160 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 320,160 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,160 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .29% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN
(1)
All shares are held of record by PH VII (as defined in Item 2(a) of the Original 13D). PH VII GP (as defined in Item 2(a) of the Original 13D) is the general partner of PH VII and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D
1	NAMES OF REPORTING PERSONS Population Health Equity Partners VII GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 320,160 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 320,160 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,160 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .29% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO
(1)
All shares are held of record by PH VII. PH VII GP is the general partner of PH VII and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D
1	NAMES OF REPORTING PERSONS Clive Meanwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 521,858 Shares of Common Stock (1)
	8	SHARED VOTING POWER 679,822 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 521,858 Shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER 679,822 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,680 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN
(1)
All shares are held of record by PH III and PH VII. PH III GP is the general partner of PH III and PH VII GP is the general partner of PH VII.  PH III GP and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of both PH III GP and PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D
1	NAMES OF REPORTING PERSONS Christopher Cox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 679,822 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 679,822 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 679,822 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .62% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN
(1)
All shares are held of record by PH III and PH VII. PH III GP is the general partner of PH III and PH VII GP is the general partner of PH VII.  PH III GP and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of both PH III GP and PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D

Explanatory Note.
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on April 7, 2022, as amended and supplemented by Amendment No. 1 thereto, filed with the Commission on April 26, 2022 (as so amended through April 26, 2022, the “Original 13D”, and together with this Amendment No. 2, the “Schedule 13D”).  Only those items that are hereby reported are amended; all other items reported in the Original 13D (as amended and/or supplemented by Amendment No. 1) remain unchanged.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.  Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as set forth below:

“On June 22, 2022, the Nominees (Reporting Person Dr. Clive A. Meanwell, Mr. Marc Elia and Ms. Tamsin Berry), were elected to the Issuer’s Board at the 2022 Annual Meeting.”
Item 5. Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) of the Schedule 13D are hereby amended and supplemented as set forth below:

“As a result of the completion of the 2022 Annual Meeting, the obligations of the Reporting Persons and the Stockholders under the previously disclosed voting agreements, memorialized via email on March 28, 2022 and April 25, 2022, have been satisfied, and the Reporting Persons have therefore ceased to be part of any “group” (within the meaning of Section 13(d)(3) of the Act) with the Stockholders that may have been deemed to exist.”
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as set forth below:

“The information set forth in Item 4, Item 5(a) and Item 5(b) of this Amendment No. 2 is incorporated herein by reference.”

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 24, 2022

Population Health Equity Partners III, L.P.

By:	Population Health Equity Partners III GP, LLC
Its:	General Partner

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

Population Health Equity Partners III GP, LLC

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

Population Health Equity Partners VII, L.P.

By:	Population Health Equity Partners VII GP, LLC
Its:	General Partner

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

Population Healthy Equity Partners VII GP, LLC

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

/s/ Clive Meanwell
Clive Meanwell

/s/ Christopher Cox
Christopher Cox